EXHIBIT 99.2

TSX: ERO NYSE: ERO

July 7, 2021

Ero Copper intercepts 67.0 meters grading 9.21% copper including 21.0 meters grading 14.14% copper in Deepening Extension of the Pilar Mine, and at NX Gold, intercepts 9.0 meters grading 22.66 gpt gold, the best hole drilled in the history of the mine

Vancouver, British Columbia – Ero Copper Corp. (the “Company”) (TSX: ERO, NYSE: ERO) is pleased to provide a quarterly update on the ongoing exploration drill programs for its 99.6% owned MCSA Mining Complex located in Bahia State, Brazil and its 97.6% owned NX Gold Mine located in Mato Grosso State, Brazil. This update encompasses drill and assay results received from early April through mid-June 2021.

HIGHLIGHTS

MCSA In-Mine and Near-Mine Exploration Programs

•	Deepening Extension drilling, within the Pilar Mine, has delineated a new open zone of “Superpod” mineralization extending over 350 meters in strike length at the deepest limits of the previously defined 2020 Inferred mineral resource shell. From north to south, results are highlighted by a selection of some of the best drill results drilled by the Company in the Curaçá Valley to date. Mineralization remains open to depth and along strike:
-	FC5522: 67.0 meters @ 9.21% copper (“Cu”) including 21.0 meters @ 14.14% Cu (best hole on a grade-meter basis drilled by the Company, located approximately 470 meters beneath the current development of the mine);
-	FC5523: 35.2 meters @ 5.51% Cu, including 9.0 meters @ 8.60% Cu (located on the same level, approximately 100 meters south of intercept FC5522);
-	FC5395: 38.1 meters @ 3.60% Cu, including 10.1 meters @ 5.19% Cu (located on the same level, approximately 150 meters south of intercept FC5522);
-	FC5389: 46.6 meters @ 4.98% Cu, including 31.2 meters @ 6.94% Cu (located on the same level, approximately 200 meters south of intercept FC5522 – see Platinum Group Metals (“PGM”) highlights for location and intercept of PGM values in this hole);
-	FC48173E: 72.1 meters @ 2.81% Cu including 14.0 meters @ 4.40% Cu (located on the same level, approximately 350 meters south of intercept FC5522); and,

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-	FC48183A: 32.8 meters @ 5.75% Cu, including 10.4 meters @ 8.97% Cu (located approximately 350 meters south of intercept FC5522 and approximately 160 meters above intercept FC48173E).
•	At the Vermelhos Mine, new drilling continues to extend mineralization adjacent to mine infrastructure as well as intercept new mineralized lenses up to 125 meters beneath the main orebodies. Results are highlighted by:
-	FVS-999: 27.0 meters @ 6.86% Cu, including 3.8 meters @ 16.29% copper (extending mineralization along the eastern edge of the Toboggan orebody, adjacent to existing infrastructure).
-	FVS-1253: 5.7 meters @ 3.38% Cu (located approximately 125 meters beneath the developed infrastructure of the mine).

NX Gold Mine Highlights

•	New extensions to depth of the Santo Antonio Vein are highlighted by the best intercept in the history of the mine in hole SA94A, located approximately 10 meters beyond the limit of the 2020 Inferred mineral resource shell and 45 meters down-plunge from previously released hole SA89 (2.7 meters @ 15.38 grams per tonne (“gpt”) gold (“Au”)), plus the discovery of a new high-grade extension of the Matinha Vein:
-	Santo Antonio Vein, SA94A: 9.0 meters @ 22.66 gpt Au; and,
-	Matinha Vein, MAT20A: 2.8 meters @ 19.73 gpt Au (new vein extension, located approximately 600 meters down-plunge from the previously defined limit of the Matinha Vein).
•	Regional discovery of two new mineralized gold systems, known as the Sovaco de Cobra (“Cobra”) and the Mata Verde Systems, located approximately 1.2 kilometers northeast and 25 kilometers east-northeast of the NX Gold Mine, respectively. Results are highlighted by:
-	Cobra System, SC01: 1.0 meter @ 6.23 gpt Au and 0.4 meters @ 2.55 gpt Au; and,
-	Mata Verde System, MTV10: 0.5 meters @ 20.20 gpt Au and MTV16: 2.0 meters @ 1.60 gpt Au.

MCSA Past Producing Open Pit Mine Re-Evaluation

•	At Lagoa da Mina, Surubim District, part of the past-producing Angicos Mine, new drilling continues to confirm a high-grade zone of mineralization approximately 70 meters beneath the historic open pit:

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-	FLM-77: 32.2 meters @ 2.69% Cu, including 6.0 meters @ 4.00% Cu (a 30 meter step-out hole beneath previously released hole FLM-16: 15.0 meters @ 3.03% Cu)
•	Surubim Mine, Surubim District, new drilling continues to confirm high-grade zone of mineralization approximately 150 meters beneath the historic open pit:
-	FS-GH007: 7.2 meters @ 2.01% Cu including 3.0 meters @ 3.07% Cu (approximately 275 meters south from previously released hole FSEX-64: 9.1 meters @ 1.92% Cu including 5.1 meters @ 3.05% Cu).

MCSA Platinum Group Metal Evaluation

Results from the Company’s PGM evaluation program continues to highlight the persistent presence of gold and platinum group elements (“PGEs”) throughout the deposits of the Curaçá Valley, including within the newly identified high-grade lenses of the Deepening Extension at the Pilar Mine, as well as zones of enriched PGEs associated with low-grade near-surface copper lenses at the Surubim Mine. Results are highlighted by:

-	Enriched PGE Zone, Deepening Extension, Pilar Mine, FC5389: 1.0 meter @ 0.35% Cu and 6.44 gpt 3PGE+Au (0.10 gpt Au, 1.46 gpt Palladium (“Pd”), 4.28 gpt Platinum (“Pt”), 0.70 gpt Rhodium (“Rh”)). This intercept is located approximately 23 meters downhole from the high-grade copper intercept in the same hole (46.6 meters @ 4.98% Cu, including 31.2 meters @ 6.94% Cu).
-	Enriched PGE Zone, Surubim Mine, FS-GH006: 16.5m @ 1.27% Cu and 0.52 gpt 3PGE+Au (0.38 gpt Au, 0.11 gpt Pd, 0.04 gpt Pt) including 3.0 meters @ 2.86% Cu, and 0.62 gpt 3PGE+Au (0.34 gpt Au, 0.23 gpt Pd, 0.04 gpt Pt). The enriched PGE zone is approximately 25 meters beneath the bottom of the Surubim Mine, and approximately 75 meters west of the new high-grade copper intercept in hole FS-GH007 (7.2 meters @ 2.01% Cu including 3.0 meters @ 3.07% Cu).

Commenting on the results, David Strang, CEO, stated, “I believe our exploration results this quarter, in the simplest sense, serve to highlight what a special asset the Curaçá Valley really is. On a grade-meter basis, the holes we have drilled in the Deepening Extension of the Pilar Mine are not only some of the best intercepts we have ever drilled as a Company, but rank favorably amongst all copper exploration drilling globally over the last few years. The new Deepening Extension holes, drilled over 350 meters in strike length at the limit of known mineralization of the mine, provide strong support for the decision we made last year to invest in the long-term future of the Pilar Mine with a new external shaft. On the back of these drill results, and in parallel with detailed engineering work currently underway for the Deepening Extension Project, we are advancing new studies aimed at potentially unlocking additional value from the Deepening Extension zone of the Pilar Mine. Throughout the broader Curaçá Valley, we continue to advance all exploration objectives within our portfolio, highlighting potential to augment our operations

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over the near, medium and longer term as we continue to work towards increasing production versus what is outlined in our 2020 life-of-mine plan through utilization of available excess mill capacity.

We are also excited by the step-out drilling at Lagoa da Mina beneath the past producing Angicos Mine and new drilling beneath the Surubim Mine, as both programs continue to highlight continuity within high-grade mineralized lenses that remain open to depth. On the regional side, we are continuing to work and refine exploration targets within previously announced mineral systems and have progressed work within several new areas we expect to provide more color on during the second half of the year. In addition, now that multi-element analysis has been brought in-house, we have been able to clear a backlog of pending assay results from the Deepening, provide color on our review of the Surubim Mine historic data and present results from new drilling in the Deepening Extension. Overall, these results continue to support our hypothesis that PGMs (and gold) are prevalent throughout the Curaçá Valley, and we will continue to allocate resources to this program.

At NX Gold, where we currently have nine drill rigs operating, exploration continues to focus on extending the known mineralization of the Santo Antonio Vein, identifying new veins within and adjacent to the mine’s infrastructure, such as the Matinha Vein, and conducting the first regional exploration drill program on newly identified structures. While assay results from these ongoing programs have been slow to return due to a back-log stemming from lab closures, due to Covid-19 in Brazil and Peru, we are extremely pleased by the early results of these programs and the continued success in extending the Santa Antonio Vein. In addition to intercepting the best hole ever drilled at the NX Gold Mine in step-out drilling within the Santo Antonio Vein and discovery of high-grade extensions of the Matinha Vein at depth, we have also discovered near-surface gold mineralization on two completely new gold systems, located 1.2 and 25 kilometers away from the NX Gold Mine, respectively. Work to further identify and extend mineralization within these newly discovered systems remains ongoing.”

There are currently twenty-four drill rigs working throughout the Curaçá Valley, including six drill rigs allocated to regional exploration. Nine drill rigs are operating at NX Gold and the Company now has three drill rigs operating at the Boa Esperança project in Para State.

Exploration activities during the period continued to advance target zones and new mineral systems within each of the Company’s core exploration programs. These programs are focused on developing a portfolio of assets in parallel with potential to meaningfully augment each phase of the Company’s life-of-mine production plans from the near to medium-term and over the long-term at both the MCSA Mining Complex and the NX Gold Mine. A summary of relevant highlights from these programs is presented in Table 1, attached to this press release.

Expansions and extensions, as referenced herein, reflect mineralization not captured in the Company’s updated NI 43-101 (as defined below) compliant mineral resource and mineral reserve models, as outlined in the Company’s technical reports dated January 8, 2021, and January 14,

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2021 for NX Gold Mine and the MCSA Mining Complex (or the “Curaçá Valley”), respectively. There has been insufficient work and analysis surrounding new discoveries, as referenced herein, to define a mineral resource and it is uncertain if further exploration and analysis will result in such targets being delineated as a mineral resource.

The drill holes outlined in this press release within the Pilar and Vermelhos Districts will be made available on the Company’s Curaçá Valley site tour and interactive three-dimensional models for the Pilar Mine and the Vermelhos System, which can be accessed via the Company’s website (www.erocopper.com) or via VRIFY Technology Inc. (“VRIFY”) (www.vrify.com).

IN-MINE & NEAR-MINE EXPLORATION PROGRAMS

During the period, the Company continued to prioritize drilling of the Deepening Extension within the Pilar Mine, where the Company continues to confirm thick and high-grade mineralization at depth as well as extensions of the Vermelhos Mine, including within the Southern Vermelhos Corridor.

The Deepening Extension Zone, Pilar Mine

Exploration activities in the Deepening Extension remain focused on upgrading the Inferred mineral resource classification through infill drilling and further extending the known limits of mineralization to depth. The drill program, using directional drilling technology to evaluate the mineralized potential of the Deepening Extension to depth, continues as planned. These holes can be differentiated by the letter ascribed to the same numerical “parent” hole. Deepening Extension drilling is currently targeting mineralization on the East Limb of the Pilar Mine to level -1550 approximately 1,200 meters to 2,000 meters below surface (completed to level -1,000).

The known limits of mineralization within the Deepening Extension, which remains open, extends over approximately 900 meters in strike length, over a total down-dip depth of approximately 600 meters and over average thicknesses ranging from 10 to 15 meters with localized thickening throughout the zone. Within the total strike length, the Company had previously identified two higher-grade continuous zones of sub-vertical mineralization within the northern and south-central segments of the target area, and a new offset zone of parallel mineralization located approximately 70 to 120 meters east of the Deepening Extension, known as the “Offset Zone” (first detailed in the Company’s press release dated December 15, 2020).

At the deepest limits of the 2020 Inferred mineral resource shell, new drilling has highlighted a continuous zone of extremely high-grade “Superpod” style mineralization where the two plunging zones previously identified within the northern and south-central segments appear to be joining together over an identified strike length of approximately 350 meters. Drilling in this area has returned some of the best drill results by the Company in the Curaçá Valley to date. The new zone remains open and is approximately 470 meters below the current infrastructure of the mine. Results along the 350 meter strike length are located at the same level as the previously announced deepest

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known intercepts of the Pilar Mine and Curaçá Valley (FC48173A and FC48173B) and indicate the potential for increased thickening, of mineralization, to depth within the mine. Apparent thickening within the zone exceeds 30 meters compared to previously modeled thicknesses of between 10 to 15 meters within the 2020 Inferred mineral resource shell. Results are highlighted on section 55 by hole FC5522 that intercepted 67.0 meters grading 9.21% copper including 21.0 meters grading 14.14% copper, and at the same level, on section 53 and 48, approximately 200 and 350 meters south of the intercept in hole FC5522, respectively: hole FC5389 that intercepted 46.6 meters at 4.98% copper, including 31.2 meters at 6.94% copper, and hole FC48173E that intercepted 72.1 meters at 2.81% copper including 14.0 meters at 4.40% copper. These new intercepts, on section 48 to the south, are located approximately 160 meters below hole FC48183A that intercepted 32.8 meters grading 5.75% copper, including 10.4 meters grading 8.97% copper and, to the north on section 56, 170 meters below the previously announced intercept of hole FC5625 that intercepted 96.4 meters grading 3.97% copper including 60.6 meters grading 5.61% copper. Together with prior results, these intercepts demonstrate vertical continuity of high-grade mineralization over a down-dip distance of approximately 200 meters throughout the 350 meters of identified strike length. Please refer to the Company’s press release dated April 29, 2021, June 23, 2020, and December 15, 2020 for additional detail on previously released holes.

New multi-element results from the Deepening Extension have been made available through a combination of clearing backlogged results from previously announced holes in the Company’s December 2020 and April 2021 exploration press releases previously delayed in South Africa, as well as new results from the Company’s in-house multi-element analysis program. Overall, the results of this program continue to highlight persistent values of elevated PGMs throughout zones of copper mineralization as well as outside of the primary mineralized lenses. Results are highlighted by hole FC5389 that intercepted a 1.0 meter zone of enriched PGMs grading 0.35% Cu and 6.44 gpt 3PGE+Au (0.10 gpt Au, 1.46 gpt Pd, 4.28 gpt Pt, 0.70 gpt Rh). The enriched PGM mineralization identified in hole FC5389 lies approximately 23 meters downhole from the high-grade copper mineralization intercepted in the same hole (46.6 meters grading 4.98% copper including 31.2 meters grading 6.94% copper). As noted previously, the copper values within this PGM enriched zone are below cut-off grades, and as a result, historically this zone would have been treated as waste. Additional work to isolate and model zones of enriched PGMs going forward, such as those demonstrated in hole FC5389, remains ongoing.

Please see Figure 1 for a north-south long section, Figure 2 for a west to east composite section and Figure 3 for a level map showing collar locations of Deepening Extension drilling within the Pilar Mine.

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Au (gpt)	Pd (gpt)	Pt (gpt)	Rh (gpt)	3PGE+ Au (gpt)
Q2 2021 Deepening Intercepts (including available PGM Results)
FC48173E	316.8	323.1	6.3	2.10	0.02	0.09	NA	0.03	NA	0.13
and	329.4	336.0	6.7	1.06	0.02	0.03	NA	0.02	NA	0.05
and	343.0	346.0	3.0	7.23	0.07	0.02	0.08	0.02	NA	0.13
and	392.0	397.0	5.0	1.27	0.02	0.03	NA	NA	NA	0.03

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Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Au (gpt)	Pd (gpt)	Pt (gpt)	Rh (gpt)	3PGE+ Au (gpt)
and	406.0	478.2	72.1	2.81	0.03	0.11	0.04	0.06	0.01	0.21
including	429.0	443.0	14.0	4.40	0.03	0.11	0.02	0.04	0.01	0.18
FC48183A	465.2	498.0	32.8	5.75	0.06	Assay Results Pending
including	468.2	478.6	10.4	8.97	0.06	Assay Results Pending
FC5389	794.3	800.3	6.0	2.19	0.03	0.10	NA	0.04	NA	0.14
and	811.3	857.9	46.6	4.98	0.04	0.10	0.07	0.13	0.01	0.30
including	824.8	855.9	31.2	6.94	0.04	0.10	0.08	0.07	0.01	0.13
and	879.9	880.9	1.0	0.35	0.02	0.10	1.46	4.28	0.70	6.44
and	887.9	894.9	7.0	2.25	0.03	Assay Results Pending
FC5395	744.3	782.4	38.1	3.60	0.06	Assay Results Pending
including	767.3	777.4	10.1	5.19	0.08	Assay Results Pending
FC5520	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
FC5521	887.5	893.5	6.0	1.77	0.02	0.03	0.07	0.44	0.01	0.54
and	911.4	916.9	5.5	3.00	0.03	Assay Results Pending
FC5522	774.7	841.7	67.0	9.21	0.03	0.14	0.10	0.09	NA	0.32
including	795.7	816.7	21.0	14.14	0.03	0.20	0.14	0.08	NA	0.42
and	871.6	878.6	7.0	1.93	0.01	0.07	0.00	0.03	NA	0.11
FC5523	801.9	837.0	35.2	5.51	0.06	0.09	0.06	0.08	NA	0.23
including	820.9	829.9	9.0	8.60	0.07	0.08	0.09	0.09	NA	0.26
Previously Announced Deepening Intercepts with Completed PGM Analysis (December 2020 and April 2021)
FC45194(*)	177.5	180.5	3.0	4.48	0.03	0.06	0.19	NA	NA	0.25
FC47173(*)	647.8	657.8	10.0	0.87	0.07	0.05	0.02	0.01	NA	0.08
and	665.8	670.8	5.0	0.83	0.06	0.06	0.03	0.05	NA	0.14
and	679.8	682.8	3.0	0.81	0.08	0.06	0.02	0.02	0.01	0.12
and	812.5	819.7	7.2	3.28	0.04	0.25	0.07	0.01	NA	0.34
including	814.5	817.5	3.0	4.35	0.04	0.17	0.11	0.02	NA	0.30
FC48142(*)	699.9	703.9	4.0	1.11	0.01	0.05	NA	NA	NA	0.05
and	727.4	748.3	20.9	5.16	0.04	0.09	0.08	0.01	NA	0.18
including	727.4	732.9	5.4	5.16	0.04	0.08	0.17	0.02	NA	0.27
also including	738.9	741.9	3.0	10.02	0.05	0.23	0.08	NA	NA	0.31
FC48155(*)	617.9	664.5	46.5	4.96	0.04	0.18	0.11	0.04	NA	0.33
including	621.0	657.5	36.5	6.08	0.05	0.21	0.14	0.05	NA	0.39
also including	641.5	647.5	6.0	11.98	0.08	0.09	0.31	0.03	NA	0.43
FC5381(*)	509.3	516.5	7.2	3.28	0.02	0.13	0.04	0.02	NA	0.18
including	510.3	512.5	2.2	8.03	0.05	0.24	0.10	0.03	NA	0.38
and	526.4	529.6	3.2	5.64	0.03	0.05	0.13	0.02	NA	0.20
and	612.8	616.8	4.1	1.06	0.01	NSI	NSI	NSI	NSI	0.00
and	622.1	625.2	3.1	1.63	0.03	0.03	0.02	0.02	NA	0.07

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Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Au (gpt)	Pd (gpt)	Pt (gpt)	Rh (gpt)	3PGE+ Au (gpt)
and	682.9	688.9	6.0	1.07	0.03	0.07	0.02	NA	NA	0.09
FC5515(*)	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
FC5516(*)	512.6	519.9	7.3	1.69	0.03	0.12	0.08	NA	NA	0.20

NSI indicates no significant intercept based on a three meter mining width and cut-off grade of 0.51% copper. Drill holes were drilled from level -674 and level -875 in the Pilar Mine. Holes not included are either pending assay results, have been included in a different section of this press release for clarity of discussing drill results or were previously included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter. Nickel and PGM results shown for exploration significance only. Below detection limit assay results (for external laboratory / internal laboratory) for Au (0.001gpt / 0.018gpt) Pd (0.001gpt / 0.007gpt), Pt (0.005gpt / 0.017gpt) and Rh (0.001gpt / 0.01gpt) composited assuming zero grade and are denoted by “NA” in the table of results.

(*) Denotes previously released drill holes from the Company’s December 2020 and April 2021 exploration updates that have been re-composited with nickel, gold and PGM values to further demonstrate PGM occurrences within the Curaçá Valley.

Vermelhos Mine Extensions

Within the Vermelhos Mine, drilling continued to test continuity of mineralization near existing mine infrastructure and target new high-grade lenses at depth. Results are highlighted by new drilling that sought to test lateral continuity east of the previously announced “Novo Zone” discovery. The Novo Zone is located approximately 200 meters below the existing infrastructure of the Vermelhos Mine and has been interpreted as a sub-horizontal, north-plunging lens of high-grade massive sulphide mineralization, extending over an identified strike length to date of approximately 200 meters. Results from this ongoing program continue to indicate that the zone remains open, highlighted by hole FVS-870 that intercepted 3.9 meters grading 1.13% copper and hole FVS-873 that intercepted 4.1 meters grading 0.91% copper, drilled approximately 50 meters and 150 meters east, respectively, of previously announced hole FVS-922 (13.8 meters grading 2.62% copper including 4.0 meters grading 5.52% copper). Additional extensional drilling remains ongoing. Please refer to the Company’s press release dated April 29, 2021 for previously released holes.

Adjacent to existing mine infrastructure, mineralization continues to extend beyond the previously modeled limits of the deposit through ongoing infill drilling. Results are highlighted by hole FVS-999 that intercepted 27.0 meters grading 6.86% copper including 3.8 meters grading 16.29% copper at the eastern edge of the Toboggan orebody, indicating significant thickening within an area previously modeled as narrow lenses. In addition, two holes drilled for mine planning purposes were extended to depth beneath Toboggan, and the installed infrastructure of the mine, the results of which continue to provide evidence of high-grade mineralization continuing to depth. Results of this drilling are highlighted by FVS-1234 that intercepted 6.7 meters grading 6.80% copper including 2.0 meters grading 9.03% copper immediately beneath the Toboggan orebody and hole FVS-1253 that intercepted 5.7 meters grading 3.38% copper approximately 125 meters beneath the Toboggan orebody. Mineralization within the Vermelhos Mine remains open down-

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plunge and drilling of the new target zones, along with borehole electro-magnetic (“EM”) surveys, remains ongoing.

Please see Figure 4 for a plan map detailing all Vermelhos near-mine collar locations, Figure 5 for north-south long section detailing all Vermelhos near-mine drilling.

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
Vermelhos Mine Toboggan Extension
FVS-988*	21.6	25.3	3.8	6.07
and	31.6	37.2	5.6	11.86
including	33.6	35.6	2.0	15.72
FVS-997*	11.5	18.2	6.7	6.28
FVS-999*	50.7	77.7	27.0	6.86
including	73.4	77.2	3.8	16.29
FVS-1063*	7.0	13.2	6.2	9.81
including	7.0	10.3	3.3	15.48
FVS-1068*	24.8	32.2	7.4	2.19
FVS-1124*	10.8	17.2	6.5	2.43
including	11.8	13.8	2.0	5.12
FVS-1198*	26.9	31.8	4.9	3.06
and	66.9	72.5	5.6	1.03
FVS-1234*	0.0	6.7	6.7	6.80
including	2.0	4.0	2.0	9.03
FVS-1253*	5.9	9.7	3.8	8.15
including	5.9	7.9	2.0	12.90
and	166.5	172.2	5.7	3.38
FVS-1255*	1.6	5.5	3.9	11.17
Novo Zone
FVS-870	174.8	178.7	3.9	1.13
FVS-873	131.5	135.6	4.1	0.91
FVS-874	NSI	NSI	NSI	NSI
FVS-926	573.7	576.7	3.0	2.03
FVS-927	NSI	NSI	NSI	NSI
FVS-928	NSI	NSI	NSI	NSI

NSI indicates no significant intercept, based on a three meter mining width and a cut-off grade of 0.18% copper for near-surface intervals and 0.51% for intervals below 200 meters down hole. Drill holes were drilled from surface and from level +258, level +170, level +190 and level +120 in the Vermelhos Mine. Holes not included are either pending assay results, have been included in a different section of this press release for clarity of discussing drill results or were previously included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter. (*) Denotes short-term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes.

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Southern Vermelhos Corridor

Exploration activities within the Southern Vermelhos Corridor, a near-mine exploration zone extending from the Siriema Deposit to the UG1 mining area of the Vermelhos Mine, remain focused on two primary objectives: (i) testing continuity of high-grade copper mineralization within the corridor, and (ii) conducting borehole EM surveys to identify high-grade exploration targets. The target zone within the Southern Vermelhos Corridor has a north-south strike length of approximately 700 meters, an east-west section width of approximately 300 meters and is currently defined to a depth of approximately 800 meters below surface.

The program continues to demonstrate the presence of multiple stacked mineralized lenses, including high-grade mineralization. Three drill rigs will continue to remain operational within the Southern Vermelhos Corridor to systematically test continuity of mineralization. The program has been designed on 50 meter drill spacing. The focus will continue to be the northern section of the Southern Vermelhos Corridor given its proximity to the existing Vermelhos Mine infrastructure and the potential for exploration success to meaningfully enhance the near-term base-case production profile and extend the overall mine life of the mine.

Results are highlighted by hole FSI-108 that intersected 20.0 meters grading 0.97% copper and 5.6 meters grading 2.09% copper as well as hole FSI-109 that intersected 18.9 meters grading 1.35% copper including 4.0 meters grading 3.73% copper. These intercepts are interpreted to be part of the down-plunge continuity of high-grade mineralization extending from surface at the Siriema deposit to depth. To date, this north-plunging zone has been traced over a total down-plunge length of 1,100 meters from surface to the intercepts of FSI-108 and FSI-109, which are the deepest mineralized intercepts drilled within the Vermelhos System to date. Results indicate the presence of high-grade copper mineralization up to 800 meters below surface and the mineralization remains open.

Intercepts below three meters in thickness drilled within the Southern Vermelhos Corridor are reported below as not significant, consistent with the Company’s minimum mining thickness and overall approach to reporting exploration drill results.

Please see Figure 4 for a plan map detailing Southern Vermelhos Corridor collar locations and Figure 5 for a north-south long section detailing all Vermelhos near-mine drilling.

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Hole ID	From (m)	To (m)	Length (m)	Cu (%)
Southern Vermelhos Corridor
FSI-108	853.3	873.3	20.0	0.97
and	896.5	902.1	5.6	2.09
FSI-109	900.7	919.6	18.9	1.35
including	900.7	904.7	4.0	3.73
FVS-918	562.6	567.9	5.2	0.78
FVS-920	627.8	631.7	3.9	0.79
FVS-921	612.2	618.5	6.4	0.72
FVS-923	NSI	NSI	NSI	NSI

NSI indicates no significant intercept based on a three meter mining width and cut-off grade of 0.51% copper. Drill holes were drilled from surface. Holes not included are either pending assay results, have been included in a different section of this press release for clarity of discussing drill results or were previously included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter.

PAST PRODUCING MINE RE-EVALUATION

In late 2020, the Company commenced an exploration program designed to strategically review and re-evaluate known zones of mineralization existing beneath several past producing open pit mines throughout the Curaçá Valley. This program sought to utilize and incorporate new datasets developed during the Company’s regional exploration programs to isolate and extend high-grade mineralized envelopes beneath the mines that may be suitable for open pit and/or underground mine development. The results from this program continue to demonstrate continuity of high-grade mineralization, and with future success, these new zones may form an integral component of the Company’s near to medium-term growth objectives with respect to utilizing excess mill capacity at elevated grade profiles.

Lagoa da Mina, Angicos Mine & Surubim Mine, Surubim District

The past producing open pit Angicos Mine, within the Surubim District, is located approximately 11 kilometers northeast of the Surubim Open Pit Mine and approximately 32 kilometers north of the Pilar Mine. While the aggregate mineral resource of the Angicos Mine is considered to be primarily lower-grade disseminated copper sulphide mineralization, the Company has identified a high-grade zone within the overall mineralized envelope of the mineral resource that remains open along strike and to depth. To date, an interpreted south-plunging high-grade lens dipping to the west at approximately 60 degrees, can be traced over 150 meters in strike length, 100 meters down-dip and over variable thickness of between 30 and 45 meters.

Results at Lagoa da Mina continue to highlight continuity of high-grade mineralization and further extend the known limits of high-grade mineralization within the zone. Results are highlighted by hole FLM-77 that intercepted 32.2 meters grading 2.69% copper including 6.0 meters grading 4.00% copper. This new intercept was drilled as a 30 meter step-out hole from previously

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announced hole FLM-16 that intercepted 15.0 meters grading 3.03% copper including 4.0 meters grading 4.44% copper. At the Surubim Mine, results are highlighted by new drilling, located approximately 150 meters beneath the bottom of the open pit, by hole FS-GH007 that intercepted 7.2 meters grading 2.01% copper including 3.0 meters grading 3.07% copper. The new drill result beneath the Surubim Mine is located approximately 275 meters south from previously released hole FSEX-64 that intercepted 9.1 meters grading 1.92% Cu including 5.1 meters grading 3.05% Cu. Please refer to the Company’s press releases dated April 29, 2021, and September 25, 2018 for complete Lagoa da Mina and Surubim Mine results, respectively.

Please see Figure 6 for a plan map detailing Lago da Mina collar locations and Figure 7 for a west-east cross-section, as well as Figure 8 for a plan map detailing Surubim collar locations and Figure 9 for a north-south long section of the Surubim Mine.

Hole ID	From (m)	To (m)	Length (m)	Cu (%)
Lagoa da Mina
FLM-77	216.6	248.8	32.2	2.69
including	235.3	241.3	6.0	4.00
FLM-78	216.9	243.4	26.5	0.90
FLM-79	192.0	209.5	17.5	0.65
FLM-80	NSI	NSI	NSI	NSI
FLM-81	288.1	303.3	15.3	0.79
including	288.1	293.3	5.3	1.42
FLM-82	264.3	283.3	19.0	1.18
and	298.1	332.0	33.9	0.75
Surubim
FS-GH007	356.0	363.2	7.2	2.01
including	357.0	360.0	3.0	3.07

NSI indicates no significant intercept, based on a three meter mining width and a cut-off grade of 0.18% copper for regional exploration programs to demonstrate geological controls, irrespective of depth. Drill holes were drilled from surface. Holes not included are either pending assay results, have been included in a different section of this press release for clarity of discussing drill results or were previously included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter.

CURACA VALLEY DISTRICT PGM REVIEW

Following the Company’s press release dated December 15, 2020, demonstrating evidence of background and elevated PGM concentrations throughout the deposits of the Curaçá Valley, the Company embarked on a program to re-analyze historic drill data for PGMs in the Deepening Extension of the Pilar Mine and the Surubim Mine through a comprehensive testing program with contracted laboratories in South Africa. As a result of delays in receiving assay results due to COVID-19 laboratory closures and the favorable PGM results obtained in 2020, the Company installed and commissioned its own internal multi-element analysis capabilities in early 2021 for

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all of its ongoing drill programs. During the period, the Company used its own laboratory to expedite analysis of drill results from the Deepening Extension and the Surubim Mine. PGM analysis for previously drilled holes within the Deepening Extension was conducted through laboratories in South Africa and, for new holes drilled during Q2 2021, the Company utilized its own laboratory. Please refer to the Deepening Extension section of this press release for additional PGM analysis results.

The PGM analysis program at the Surubim Mine sought to test intervals both within and immediately adjacent to known lenses of copper mineralization at the southern end of the deposit. Results from the program are highlighted by hole FS-GH006 that intercepted 16.5 meters grading 1.27% Cu, 0.09% Ni and 0.52 gpt 3PGE+Au (0.38 gpt Au, 0.11 gpt Pd and 0.04 gpt Pt). Within this intercept, two distinct zones of mineralization occur: (i) a “PGM” rich zone of 3.0 meters grading 2.86% copper, 0.13% nickel and 0.62 gpt 3PGE+Au (0.34 gpt Au, 0.23 gpt Pd, and 0.04 gpt Pt), and (ii) an “Au rich” zone of 3.5 meters grading 2.39% copper, 0.04% nickel and 1.00 gpt 3PGE+Au (0.92 gpt Au, 0.05 gpt Pd and 0.03 gpt Pt). Rh values for the Surubim PGM analysis program were below detection limits.

Please see Figure 8 for a plan map detailing Surubim collar locations and Figure 9 for a north-south long section of the Surubim Mine including PGM results.

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Ni (%)	Au (gpt)	Pd (gpt)	Pt (gpt)	Rh (gpt)	3PGE+Au (gpt)
Surubim Open Pit Mine, PGM Analysis (previously drilled holes)
FS-C003	103.0	170.0	67.0	0.90	0.02	0.09	0.02	0.03	NA	0.14
including	107.0	114.0	7.0	1.68	0.04	0.14	0.03	0.02	NA	0.18
also including	125.0	140.0	15.0	0.84	0.02	0.20	0.01	0.05	NA	0.26
FS-D006	164.8	180.2	15.5	0.50	0.02	0.04	0.02	0.04	NA	0.10
and	186.0	197.0	11.0	0.47	0.02	0.03	NA	NA	NA	0.03
and	207.2	227.4	20.3	1.45	0.05	0.17	0.05	0.02	NA	0.24
including	216.6	219.6	3.0	3.02	0.09	0.27	0.12	0.03	NA	0.41
FS-F003	64.0	67.0	3.0	NA	NA	NA	0.00	0.22	NA	0.22
and	147.0	159.0	12.0	1.38	0.03	0.11	0.04	0.06	NA	0.20
including	155.0	158.0	3.0	1.77	0.03	0.17	0.03	0.04	NA	0.24
and	220.0	223.0	3.0	0.06	0.01	NA	0.02	0.12	NA	0.14
FS-GH006	191.2	207.7	16.5	1.27	0.09	0.38	0.11	0.04	NA	0.52
including (PGM rich)	192.2	195.2	3.0	2.86	0.13	0.34	0.23	0.04	NA	0.62
also including (Au rich)	204.1	207.7	3.5	2.39	0.04	0.92	0.05	0.03	NA	1.00

NSI indicates no significant intercept based on a cut-off grade of 0.18% copper. Drill holes were drilled from surface. Holes not included are either pending assay results, have been included in a different section of this press release for clarity of discussing drill results or were previously included in a prior press release. The length of intercept may not represent the true width of mineralization. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter. Nickel and PGM results shown for exploration significance only. Below detection limit assay results (for internal laboratory)

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for Au (0.018gpt) Pd (0.007gpt), Pt (0.017gpt) and Rh (0.01gpt) composited assuming zero grade and are denoted by “NA” in the table of results.

NX GOLD MINE

The NX Gold Mine is a producing high-grade gold mine, located in Mato Grosso State, Brazil. Beginning in late 2018, a comprehensive in-mine exploration program commenced for the first time since the mine was commissioned in 2012 resulting in the Santo Antonio Vein discovery. In late 2019, all mining activity was transitioned from the Brás and Buracão Veins into the central Santo Antonio Vein. To date, the Santo Antonio Vein has been defined over a lateral extent of approximately 400 meters, a down-plunge distance of approximately 400 meters and the vein remains open to depth (see press release dated April 18, 2019 for detail regarding the Santo Antonio Vein discovery).

Drilling at the NX Gold Mine remains focused on three primary objectives for 2021: (i) infill and extension of the Santo Antonio Vein, (ii) delineation and discovery of new gold-bearing veins within the NX Gold Mine system near existing infrastructure, such as the Matinha Vein, and (iii) executing upon the first regional exploration program conducted on the broader NX Gold land package.

NX Gold In-Mine Programs

Within the NX Gold Mine system, drilling was focused on testing down-plunge continuity of the Santo Antonio Vein and evaluating the potential for new down-plunge vein extensions within a previously identified vein, known as Matinha, located approximately 550 meters east of development within the Brás Vein (approximately 750 meters east of development within the Santo Antonio Vein).

Results are highlighted by Santo Antonio down-plunge drilling in hole SA94A that intercepted 9.0 meters grading 22.66 gpt gold making it the best hole drilled by the Company on a grade-meter basis in the history of the NX Gold Mine and the deepest hole drilled in Santo Antonio to date. The intercept is located approximately 10 meters beyond the previously defined limit of the 2020 Inferred mineral resource shell of the Santo Antonio Vein and approximately 45 meters down-plunge of previously announced hole SA89 that intercepted 2.7 meters grading 15.38 gpt gold. As a result of this new intercept and the apparent thickening of the Santo Antonio Vein to depth, an exploration drift into the hanging wall has commenced development to allow for expedited detailed drilling from underground in the immediate area of this intercept.

In addition to positive developments from the Santo Antonio Vein, the first drill program designed to test the down-plunge continuity of the Matinha Vein at depth was undertaken during the first half of 2021. Results from this program are highlighted by hole MAT20A that intercepted 2.8 meters grading 19.73 gpt gold approximately 550 meters east of the existing infrastructure of the Brás Vein. The intercept of MAT20A is located approximately 480 meters below surface, and approximately 600 meters down plunge from the previously known limit of the Matinha Vein.

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This newly discovered extension at depth is analogous to the first discovery hole from the Santo Antonio Vein exploration program in 2019 (hole SA01 that intercepted 2.2 meters grading 14.10 gpt Au). Step-out drilling is underway in the vicinity of MAT20A to define structural controls within the newly discovered Matinha Vein extension, which remains open along strike and to depth.

Please see Figure 10 for a plan map detailing NX Gold Mine collar locations and Figure 11 for an east-west composite section.

Hole ID	From (m)	To (m)	Length (m)	Au (gpt)
Santo Antonio Extension to Depth
SA94	770.8	773.5	2.7	1.51
including	772.1	772.6	0.5	4.31
SA94A	771.3	780.3	9.0	22.66
Matinha Vein
MAT14	390.67	392.9	NSI	NSI
MAT15	433.83	435.00	1.17	2.30
including	434.42	435.00	0.6	4.20
MAT16	419	419.33	NSI	NSI
MAT17	NSI	NSI	NSI	NSI
MAT18	633.15	634.15	1.0	3.54
MAT19	606.07	606.35	0.5	1.93
MAT20	688.13	689.13	1.0	2.68
MAT20A	524.88	527.69	2.8	19.73
MAT21	NSI	NSI	NSI	NSI
MAT23	NSI	NSI	NSI	NSI

NSI indicates no significant intercept, based on cut-off grade of 1.40 grams per tonne gold. Drill holes were drilled from surface. The length of intercept may not represent the true width of mineralization and reported intercepts reflect the entire thickness of the vein. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter.

NX Gold Regional Exploration Program

The first regional exploration campaign on the broader NX Gold land package commenced in early 2021. Results from this program, to date, have demonstrated that additional gold-bearing quartz veins are prevalent throughout the broader NX Gold District. Work is currently focused within the Cobra System, located approximately 1.2 kilometers north of the NX Gold Mine, and the Mata Verde System, located approximately 25 kilometers north-north-east of the NX Gold Mine. To date, the Cobra System has been traced over approximately 5 kilometers and tested with shallow drilling over a limited 140 meters of strike length. Similarly, the Mata Verde System has been traced over approximately 10.5 kilometers, of which, only about 1.1 kilometers has been tested with shallow drilling to date. Results, while preliminary, are encouraging and are highlighted by hole MTV10 that intercepted a high-grade quartz vein grading 20.20 gpt gold. Ongoing work

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streams within these systems includes geochemical surveys, geophysical surveys, and follow-up drilling. Exploration drilling of other identified priority regional exploration target systems is planned for the second half of 2021.

Please see Figure 12 for a plan map detailing NX Gold Mine regional program collar locations.

Hole ID	From (m)	To (m)	Length (m)	Au (gpt)
Sovaco de Cobra (“Cobra”) System
SC01	19.0	20.0	1.0	6.23
and	38.6	39.0	0.4	2.55
SC02	NSI	NSI	NSI	NSI
Mata Verde System
MTV01-MTV09 (early exploration)	NSI	NSI	NSI	NSI
MTV10	231.7	232.2	0.5	20.20
MTV11	NSI	NSI	NSI	NSI
MTV12	NSI	NSI	NSI	NSI
MTV13	NSI	NSI	NSI	NSI
MTV14	NSI	NSI	NSI	NSI
MTV15	NSI	NSI	NSI	NSI
MTV16	52.0	54.0	2.0	1.60
MTV17	NSI	NSI	NSI	NSI
MTV18	NSI	NSI	NSI	NSI

NSI indicates no significant intercept, based on cut-off grade of 1.40 grams per tonne gold. Drill holes were drilled from surface. The length of intercept may not represent the true width of mineralization and reported intercepts reflect the entire thickness of the vein. Values may not add up due to rounding. From, to and mineralized intercepts are rounded to the nearest tenth of a meter.

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT(S)

The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources and mineral reserves, including but not limited to the drill results associated with the new and potential extensions of mineralization across each of the mineral districts, including new discoveries and newly identified mineralized systems outlined in this press release, all require additional work and analysis that remains ongoing. To date, there has been insufficient exploration and accompanying analysis to define a mineral resource and it is uncertain if further exploration will result in these extensions being delineated as a mineral resource. Accordingly, the results herein may not be included in future NI 43-101 compliant mineral resources or mineral reserves depending on the results of this additional work and analysis, and other technical and/or economic reasons.

QUALITY ASSURANCE / QUALITY CONTROL

MCSA Mining Complex

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The Company is currently drilling on surface and underground with core drill rigs using a combination of owned and third-party contracted drill rigs. During the period from April 2021 through June 2021, third-party drill rigs were operated by Major Drilling do Brasil Ltda., Tamarama Sondagens Ltda., Layne Christensen Co., and DrillGeo Geologia e Sondagem Ltda., all of whom are independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at the secure core logging and storage facilities of Mineração Caraíba S.A. (“MCSA”). Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on one-meter sample intervals unless an interval crosses a geological contact. Reverse circulation cuttings are split at the drill rig using one-meter sample intervals. All sample preparation is performed in MCSA’s secure on-site laboratory. Total copper is determined using a nitric-hydrochloric acid digestion and Atomic Absorption Spectrometry (“AAS”) and/or Titration. Oxide copper values are determined using sulfuric acid digestion followed by AAS. PGM and gold analysis during the period was performed at the SGS S.A.’s facility in Rustenburg, South Africa and at MCSA’s secure on-site laboratory with values determined using nickel sulphide and lead collection fire assay and Inductively Coupled Plasma – Optical Emission Spectrometry. SGS S.A. is independent of the Company. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples. Regular check-assays are submitted to ALS Brasil Ltda’s facility located in Vespasiano, Minas Gerais, Brazil, at a rate of approximately 5%. ALS Brasil Ltda is a subsidiary of ALS Limited and is independent of the Company.

NX Gold Mine

The Company is currently drilling on surface with third-party contracted core drill rigs. During the period from April 2021 through June 2021 third-party drill rigs were operated by Servitec Foraco Sondagem S.A. who is independent of the Company. Drill core is logged, photographed and split in half using a diamond core saw at NX Gold S.A.’s (“NX Gold”) secure core logging and storage facilities. Half of the drill core is retained on site and the other half core is used for analysis, with samples collected on half-meter sample intervals for quartz vein and one-meter intervals in surrounding rock unless such interval crosses a geological contact. Samples are sent to ALS Brasil Ltda.’s laboratory in Goiânia (Brazil) for preparation and are analyzed by the certified laboratory of ALS Peru S.A., whom are independent of the Company. During the period, gold content has been determined by both fire assay and screen fire assay. All sample results during the period have been monitored through a QA/QC program that includes the insertion of certified standards, blanks, and pulp and reject duplicate samples at a rate of one standard, one blank, and one duplicate pulp sample per every 20 samples for a blended rate of approximately 5%.

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Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101, has reviewed and approved the disclosure of technical information, including verification of the sampling, analytical and testing data in this press release. Quarterly reviews entail sampling and laboratory procedure review as well as verification of original assay certificates associated with a selection of samples from Company’s internal database included in this press release.

ABOUT ERO COPPER CORP

Ero, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex, located in Bahia, Brazil. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex with over 40 years of operating history in the region. The Company currently mines copper ore from the Pilar and Vermelhos underground mines. In addition to the MCSA Mining Complex, MCSA owns 100% of the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil and the Company owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

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ERO COPPER CORP.
Signed: “David Strang”	For further information contact:

David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to the Company's expected operations at the MCSA Mining Complex and the NX Gold Mine, the estimation of mineral reserves and mineral resources, the significance of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the potential to convert any portion of the Company’s Inferred mineral resource base, the significance of any drill results or new discoveries and targets, including without limitation extensions of defined mineralized zones, possibilities for mine life extensions or continuity of down-plunge mineralization, further extensions and expansion of mineralization near the Company’s existing operations of the MCSA Mining Complex or the NX Gold Mine, statements with respect to potential for any additional PGM mineralization in the Curaçá Valley, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Company’s past producing open pit mines, timing of deliverables including pending assay results, any implied significance with respect to filling excess mill capacity or improving grade profiles relative to the Company’s current life of mine plans which may be dependent on future exploration success, and statements with respect to any potential positive economic enhancements as it relates to the Company’s recent life-of-mine plan(s), or base-case plan(s) for the Deepening Extension zone of the Pilar Mine, the Vermelhos Mine, any past producing open pit operations of the Company, or the NX Gold Mine based upon exploration drill results.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Mine and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continues to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2020, dated March 16, 2021 (the “AIF”).

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Mineral Reserve Estimates In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and are classified in accordance with the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

General Information of a scientific or technical nature in respect of the MCSA Mining Complex included in this press release is based upon the MCSA Mining Complex technical report entitled “2020 Updated Mineral Resources and Mineral Reserves Statements of Mineração Caraíba’s Vale do Curaçá Mineral Assets, Curaçá Valley”, dated January 14, 2021 with an effective date of October 1, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Bernardo Horta de Cerqueira Viana, MAIG, Paulo Roberto Bergmann, FAusIMM, Fábio Valério Câmara Xavier, MAIG and Dr. Augusto Ferreira Mendonça, RM SME all of GE21 Consultoria Mineral Ltda. (“GE21”) and Dr. Beck (Alizeibek) Nader, FAIG of BNA Mining Solutions (“BNA”), whom are independent qualified persons under NI 43-101. Information of a scientific or technical nature in respect of the NX Gold Mine included in this press release is based upon the technical report entitled Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8, 2021 with an effective date of September 30, 2020, prepared by Porfirio Cabaleiro Rodrigues, FAIG, Paulo Roberto

19	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Bergmann, FAusIMM, Bernardo Horta de Cerqueira Viana, MAIG and Leonardo de Moraes Soares, MAIG, all of GE21, whom are independent qualified persons under NI 43-101.

Please see the relevant Technical Reports filed on the Company’s profile at www.sedar.com, for details regarding the data verification undertaken with respect to the scientific and technical information included in this press release regarding the MCSA Mining Complex and the NX Gold Mine for additional details regarding the related exploration information, including interpretations, the QA/QC employed, sample, analytical and testing results and for additional details regarding the Mineral Resource and Mineral Reserve estimates discussed herein.

20	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

Mineral resource outline inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s Vale do Curaçá Technical Report dated January 14 , 2021 for additional technical and scientific information related to the Pilar Mine . (*) refers to previously announced Deepening intercepts with completed PGM analysis (December 2020 and April 2021 ) . (**) denotes Q 2 2021 exploration update drillholes with available PGM results . Please refer to the attached press release for additional detail . Figure 1 Deepening Extension, North - South Long Section LEGEND Q2 2021 Exploration Update Completed Development Deepening Inferred Mineral Resource, Projected Section Deepening Measured & Indicated Mineral Resource, Projected Section N 100 200 Meters Approximate Location within Pilar Mine - 750m - 1000m - 1250m - 500m - 1500m Level - 670 Prior Drilling PGM Assay Results (*) - 750m - 1000m - 1250m - 500m - 1500m FC47173 FC45194 FC48155 FC48142 FC5515 FC5516 FC48173E (**) FC48183A FC5522 (**) FC5520 (**) FC5389 (**) FC5521 (**) FC5523 (**) FC5395 FC5381

Table 1 Summary of Highlights Mine / District Target / System Estimated Zone / Exploration Target Dimensions Highlight Intercept(s) Significance MCSA, In - Mine and Near - Mine Exploration Programs Pilar Mine Deepening Extension 900m x 600m x 20m New “ Superpod ” style mineralization identified over 350m in strike length at depth, remains open FC5522: 67.0m @ 9.21% Cu incl. 21.0m @ 14.14% Cu FC5523 : 35.2m @ 5.51% Cu incl. 9.0m @ 8.60% Cu FC5395: 38.1m @ 3.60% Cu incl. 10.1m @ 5.19% Cu FC5389: 46.6m @ 4.98% Cu incl. 31.2m @ 6.94% Cu FC48173E: 72.1m @ 2.81% Cu incl. 14.0m @ 4.40% Cu FC48183A: 32.8m @ 5.75% Cu, incl.10.4m @ 8.97% Cu New drilling at the deepest known limits of the previously defined 2020 Inferred mineral resource shell is highlighted by some of the best results drilled by the Company in the Curaçá Valley to date. The high - grade “ Superpod ” zone, has been delineated over 350m in strike length, over a down - dip distance of approximately 200 meters and the zone remains open to the south and to depth. Apparent thickening within the zone is in excess of ~30m compared to modeled thicknesses of 10m to 15m, indicating potential for increased thickening of mineralization to depth. Vermelhos Mine Extensions beneath the Vermelhos Mine New drilling, mineralization remains open along strike and to depth FVS - 1253: 5.7m @ 3.38% Cu New intercept located ~125m beneath the developed infrastructure of the mine. Near - development Extensions within the Vermelhos Mine 27m extension of Toboggan orebody (Extension of mineralization adjacent to mine infrastructure) FVS - 999: 27.0m @ 6.86% Cu incl. 3.8m @ 16.29% Cu Extension of high - grade continuity at the eastern edge of the Toboggan orebody previously modeled as narrow lenses, adjacent to existing infrastructure. MCSA, Past Producing Mine Re - Evaluation Surubim District Lagoa da Mina 100m x 45m x 70m open north down plunge and to depth FLM - 77: 32.2m @ 2.69% Cu incl. 6.0m @ 4.00% Cu North - plunging high - grade lens up to 4% Cu, ~70 meters beneath the limits of the historic open pit. New intercept represents a 30 - meter step - out hole from previously released high - grade intercept. Surubim Mine New drilling, mineralization remains open along strike and to depth FS - GH007: 7.2m @ 2.01% Cu incl. 3.0m @ 3.07% Cu New drilling, ~150m beneath the historic open pit, approximately 275m south from previously released high - grade intercept. MCSA, Platinum Group Metal Evaluation Pilar District Deepening Extension Enriched PGM zone remains open FC5389: 1.0 m @ 0.35% Cu and 6.44 gpt 3PGE+Au Enriched PGM zone containing 1.46 gpt Pd, 4.28 gpt Pt, and 0.70 gpt Rh over 1.0m. Intercept located ~23 meters downhole from the high - grade copper intercept within the same drillhole. Surubim District Surubim Mine Enriched PGM zone remains open FS - GH006: 16.5m @ 1.27% Cu and 0.52 gpt 3PGE+Au incl. 3.0m @ 2.86% Cu, and 0.62 gpt 3PGE+Au Enriched PGM zone ~25 meters beneath the bottom of the Surubim Mine, and ~75 meters west of the new high - grade copper intercept in hole FS - GH007. NX Gold Mine Highlights NX Gold Mine (In - Mine and Near - Mine Program) Santo Antonio Vein Extension 400m x 400m x 5m Open to depth SA94A: 9.0m @ 22.66 gpt Au Best drill hole drilled in the history of the NX Gold Mine, located approximately 10 meters beyond the limit of the 2020 Inferred mineral resource shell and 45 meters down - plunge from closest intercept. Matinha Vein Extension New drilling, mineralization remains open along strike and to depth MAT20A: 2.8m@ 19.73 gpt Au New vein extension at depth, approximately 600m down - plunge from the previously defined limits of the Matinha Vein. NX Gold Mine (Regional Program) Cobra System ~5km system strike length SC01: 1.0m @ 6.23 gpt Au, and 0.4m @ 2.55 gpt Au New gold - bearing system, located ~1.2km northeast of the NX Gold Mine Mata Verde System ~10.5km system strike length MTV10: 0.5m @ 20.20 gpt Au MTV16: 2.0m @ 1.60 gpt Au New gold - bearing system, located ~25km east - northeast of the NX Gold Mine Note : Please review Table 1 in conjunction with the complete July 7 , 2021 press release including, but not limited to, associated results tables, footnotes and figures for additional context including for previously released drill holes, where applicable .

Figure 2

Deepening Extension, West-East Composite Section



W
-500m
-750m
-1000m
-1250m
-1500m
FC45194
FC5515
FC5516
FC5381
FC48183A
FC48142
FC5395
FC47173
FC48155
FC5523(**)
FC5522(**)
FC5520(**)
FC5389(**)
FC5521(**)
FC48173E(**)
LEGEND
Deepening Measured & Indicated Mineral Resource, Projected Section
Deepening Inferred Mineral Resource, Projected Section
Completed Development
Q2 2021 Exploration Update
Prior Drilling PGM Assay Results(*)
125
250 Meters

Mineral resource outline inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Please refer to the Company's Vale do Curaçá Technical Report dated January 14, 2021 for additional technical and scientific information related to the Pilar Mine.

(*) refers to previously announced Deepening intercepts with completed PGM analysis (December 2020 and April 2021).
(**) denotes Q2 2021 exploration update drillholes with available PGM results. Please refer to the attached press release for additional detail.

Figure 3

Pilar Mine, Deepening Extension

(Drilling From Level -670, -875)


N
8910430m N
404500m E
FC5522(**)
FC5515
FC5520(**)
FC5523(**)
FC5516
FC5521(**)
FC5395
FC5389(**)
FC5381
Pilar Underground Mine Level -670
FC48173E(**)
FC48183A
Pilar Underground Mine Level -830
FC48142
FC48155
FC45194
Pilar Underground Mine Level -875
FC47173
LEGEND
Mineralized Outline, Level -1000
Pilar Mine Infrastructure
Q2 2021 Exploration Update
Prior Drilling PGM Assay Results(*)
100
200 Meters
403970m E
8909330m N

(*) refers to previously announced Deepening intercepts with completed PGM analysis (December 2020 and April 2021).
(**) denotes Q2 2021 exploration update drillholes with available PGM results. Please refer to the attached press release for additional detail.

Figure 4

Vermelhos Main/East Zone & Siriema Drilling, Plan View


N
8971250m N
397100m E
FVS-1068*
FVS-1063*
FVS-927
FVS-928
FVS-926
FVS-870
FVS-999*
FVS-988*
FVS-997*
FVS-874
FVS-873
FVS-1253*
FVS-1255*
FVS-1124*
FVS-1198*
FVS-1234*
Vermelhos Mine
Underground
Infrastructure
UG1
FVS-923
FVS-921
FVS-918
FVS-920
Portal
FSI-108
FSI-109
Southern
Vermelhos
Corridor
396000m E
8969200m N

LEGEND

- Completed Development, Vermelhos Mine
- Surface Projection of Vermelhos & Siriema Measured & Indicated Mineral Resource
- Surface Projection of Vermelhos & Siriema Inferred Mineral Resource
- Q2 2021 Exploration Update
- Interpreted Southern Vermelhos Corridor Boundary

150 300 Meters

Notes:

Southern Vermelhos Corridor projection shown to demonstrate future area of exploration within the Vermelhos District. The projection is based on data compilation work which includes review of geological controls, structural analysis and copper mineralization identified during the Company's technical programs. The interpretation and boundary limits do not imply continuity of mineralization, or actual thickness of mineralization which has yet to be defined. Mineral resources shown inclusive of mineral reserves.

(*) Denotes short-term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. For additional information about the current mineral reserves of these zones please refer to the Company's Vale do Curaçá Property Technical Report dated January 14, 2021.

Figure 5 Vermelhos Main/East Zone & Siriema , North - South Long Section - 050m - 250m +350m +150m - 450m - 050m - 250m +350m +150m - 450m Mineral resource outline inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s Vale do Curaçá Technical Report dated January 14 , 2021 for additional technical and scientific information related to the Vermelhos Mine . (*) Denotes short - term drilling undertaken for mine planning purposes that intersected new unmodeled mineralized envelopes . LEGEND Completed Development, Vermelhos Mine 200 400 Meters Vermelhos Main/East Zone & Siriema Inferred Mineral Resource, Projected Section Vermelhos Main/East Zone & Siriema Measured & Indicated Mineral Resource, Projected Section Q2 2021 Exploration Update FSI - 109 N FSI - 108 FVS - 920 FVS - 918 FVS - 923 FVS - 921 FVS - 1063* FVS - 1068* FVS - 927 FVS - 926 FVS - 928 FVS - 870 FVS - 874 FVS - 873 FVS - 1124* FVS - 1198* FVS - 1255* FVS - 1234* FVS - 1253* FVS - 999* FVS - 997* FVS - 988*

Figure 6

Lagoa da Mina, Surubim District

(Drilling From Surface)



8949571m N
412760m E
Mineralized Envelope
As interpreted in Q1 2021
FLM-80
FLM-77
FLM-78
FLM-79
FLM-82
FLM-81
Lagoa da Mina Open Pit
(Angicos Mine)
412369m E
8949245m N

LEGEND

Interpreted Mineralized Envelope, Surface Projection(*)

Q2 2021 Exploration Results

50 100 Meters

Notes:

Lagoa da Mina interpreted mineralized projection is based on data compilation work which includes review of geological controls, structural analysis and copper mineralization identified during the Company's technical programs. The interpretation and boundary limits do not imply continuity of mineralization, or actual thickness of mineralization which has yet to be defined. (*) refers to the interpreted mineralized envelope surface projection as of Q1 2021.

Figure 7

Lagoa da Mina, Surubim District, West-East Section


W
Lagoa da Mina Open Pit
(Angicos Mine)
+450m
+400m
+350m
+300m
+250m
+200m
+150m
Mineralized Envelope
As interpreted in Q1 2021
FLM-80
FLM-77
FLM-78
FLM-79
FLM-81
FLM-82
LEGEND
Interpreted Mineralized Envelope, Projected in Section(*)
Q2 2021 Exploration Result
50
100 Meters

Note:
Lagoa da Mina interpreted mineralized projection is based on data compilation work which includes review of geological controls, structural analysis and copper mineralization identified during the Company's technical programs. The interpretation and boundary limits do not imply continuity of mineralization, or actual thickness of mineralization which has yet to be defined. (*) refers to the interpreted mineralized envelope projection as of Q1 2021.

LEGEND Figure 8 Surubim Mine, Surubim District (Drilling From Surface) 75 150 Meters 404903m E 8941500m N 8942080m N 405455m E Q2 2021 Exploration Results Surubim Open Pit FS - GH007 FS - GH006 FS - C003 FS - D006 FS - F003 Prior Drilling PGM Assay Results (*) (*) refers to previously announced intercepts with completed PGM analysis (December 2020 and April 2021 ) .

Figure 9

Surubim Mine, Surubim District, North-South Long Section



N
+400m
+300m
+200m
+100m
FS-GH006
FS-F003
FS-D006
FS-C003
FS-GH007
LEGEND
Q2 2021 Exploration Update
Prior Drilling PGM Assay Results(*)
100
200 Meters

(*) refers to previously announced intercepts with completed PGM analysis (December 2020 and April 2021).

N Figure 10 NX Gold Mine, Plan View Matinha Vein Brás Vein Santo Antonio Vein Buracao Veins 0 100 200 300 400 500 Meters LEGEND Underground Development Vertical Projection of Historical Mineral Zones Vertical Projection of Indicated Mineral Resource Effective date September 30, 2020 Previously announced vein intersection Q1 - Q2 2021 New Vein Intersection Q1 - Q2 2021 drill hole traces Vertical Projection of Inferred Mineral Resource Effective date September 30, 2020 Mineral resource outline(s) inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s NX Gold Mine Technical Report dated January 8 , 2021 for additional technical and scientific information related to the NX Gold Mine . (*) denotes previously released hole, please refer to the Company’s press release dated December 15 , 2020 . SA94 MAT17 MAT20 MAT20A MAT23 MAT21 MAT19 MAT16 MAT14 MAT15 MAT18 Sovaco de Cobra System SC01 SC02 SA94A (9.0m @ 22.66gpt Au) SA89 (*) (2.7m @ 15.38gpt Au)

Bras Vein Buracao Veins Matinha Vein SA94 SA94A LEGEND Underground Development Horizontal Projection of Historical Mineral Zones Horizontal Projection of Indicated Mineral Resource Effective date September 30, 2020 Previously announced vein intersection Q1 - Q2 2021 New Vein Intersection Q1 - Q2 2021 drill hole traces Figure 11 NX Gold Mine, East - West Vertical Long Section E Horizontal Projection of Inferred Mineral Resource Effective date September 30, 2020 Mineral resource outline(s) inclusive of mineral reserves . Mineral resources which are not mineral reserves do not have demonstrated economic viability . Please refer to the Company’s NX Gold Mine Technical Report dated January 8 , 2021 for additional technical and scientific information related to the NX Gold Mine . Santo Antonio Vein OPEN OPEN SA94 MAT19 MAT14 MAT21 MAT15 MAT17 MAT23 MAT18 MAT16 MAT20 MAT20A Matinha Lower Vein (potential) MAT20A (2.8m @ 19.73gpt Au) 0 100 200 300 400 500 Meters SA94A (9.0m @ 22.66gpt Au)

Sovaco de Cobra Sector (Detail) Mata Verde Sector (Detail) MTV01 MTV15 MTV14 MTV13 MTV16 MTV05 MTV02 MTV03 MTV17 MTV18 MTV10 MTV07 MTV08 MTV04 MTV11 MTV06 MTV12 MTV09 20.20 gpt Au 0.5 m SC01 SC02 NX Gold Mine 1.60 gpt Au 2.0 m Mata Verde System Sovaco de Cobra System NX Gold Property NX Gold Mine 330000 340000 350000 360000 8380000 8390000 Nova Xavantina (City Limits) LEGEND Underground Development Q1 - Q2 2021 New Vein Intersection Q1 - Q2 2021 drill hole traces Figure 12 NX Gold Mine Regional Results, Plan View 6.23 gpt Au 1.0 m 5.0 10.0 Kilometers 0.5 1.0 Kilometers 0.5 1.0 Kilometers Exploration Concessions Developed Roads